
November 12, 2012

Via E-mail
Samuel Goldfinger
Chief Financial Officer
Committed Capital Acquisition Corporation
411 W. 14th Street, 3rd Floor
New York, NY 10014

> **Re:** **Committed Capital Acquisition Corporation**
> **Current Report on Form 8-K**
> **Filed October 16, 2013**
> **File No. 000-52651**

Dear Mr. Goldfinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1. Please revise your prospectus to remove marketing language that is non-substantiable, such as your descriptive statements that you have a "unique" steakhouse concept (pages 6, 7, and 49), "unique" dining experience (pages 6, 8, 9, and 15), "unique" ability (pages 10 and 50), "unique" nature of business (page 15), "unique" identity of your locations (page 16), "unique" characteristics (page 85), "attractive returns" on page 9, and "attractive" locations, "superior economic terms," "high margin," and "attractive mix" on page 10. Please also revise similar statements elsewhere.

2. Please refrain from referring to your customers as "guests." We note that "customers" denotes persons who pay for goods or services.

3. We note that BankUnited provided you with a waiver of noncompliance. We also note reference to covenant defaults and waivers on pages 25 and 33. Please revise the risk factor "[yo]ur current credit facility requires" on page 32 and the credit facility section to include quantitative information for all covenants under your credit facilities for which you have defaulted or received a waiver. In doing so, please also disclose where you stand quantitatively with respect to those covenants.

4. We note your disclosure on page 13 that you operate your restaurant locations under lease or management agreements. Because these appear to be material agreements, please file them as exhibits to your filing and describe their material terms or advise.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Merger Agreement, page 3

5. We note the statement that "[t]he descriptions of the Merger Agreement in this Current Report on Form 8-K do not purport to be complete, and are qualified in their entirety by reference to the full text of the Merger Agreement." Please revise to clarify that you have disclosed all material terms.

Description of the Business of the One Group, page 6

Overview, page 6

6. We note your disclosure that you "expect to continue to expand [y]our operations domestically and internationally." Please disclose that there is no guarantee that you will continue to expand your operations. In addition, please revise to clarify here whether you intend to expand through company owned restaurants or by other means. Disclose how much your expansion plans will likely cost you over the next 12 months.

7. Please revise the business section by presenting a balanced discussion of the material aspects of your business, rather than highlighting only positive aspects of your business. In this regard, please disclose in the business and MD&A overview sections your net losses in the most recent audited period and for the most recent interim period.

8. Please substantiate your claim that you have "superior quality" of a traditional steakhouse, "high quality" food, and "high quality" ingredients, such as whether you only use "fresh ingredients" and all organic products. Alternatively, please delete these statements.

9. We note your disclosure on page 61 that you have closed or initiated the process to close three restaurants in 2012. Please revise the business section to describe these restaurant closures, including the reasons for closures and locations of the closed restaurants.

10. We note your disclosure that in 2012 the owner of the Perry Hotel has paid you a fee of $5.0 million for the right to terminate your food and beverage services agreement. Please revise your business section, if applicable, to state whether the Perry Hotel owner indicated its intent to terminate the agreement with you. If applicable, please add risk factor disclosure.

11. In the second paragraph, please expand to disclose the number of restaurants and lounges that you actually own and operate versus those that you manage or operate but do not own. In this regard, also disclose that you generate revenue from restaurants that you own and operate, and generate management and incentive fee revenue from those restaurants that you do not own, but instead manage on behalf of your F&B hospitality clients.

12. Refer to the third paragraph where you discuss system-wide revenue. This disclosure represents a non-GAAP financial measure and, in light of the issuance of Compliance and Disclosure Interpretations (C&DIs) on the use of non-GAAP financial measures, it appears that your presentation of system-wide revenue is not appropriate. In this regard, we believe this non-GAAP measure cannot be reconciled, as required by the C&DIs, because the revenues of non-Company owned restaurants and lounge units are not reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more "non-recurring" items or can be calculated using elements derived from financial presentations. Also, the C&DIs require disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of Company-owned and non-Company owned restaurants and lounge units. Further, there would appear to be no useful purpose for such aggregated information with respect to management's operation and analysis of the Company's business. Therefore, please remove the disclosure of system-wide revenue here and throughout your filing. However, we would not object to the presentation (in a footnote to your Selected Consolidated Financial Data) of the revenues of your non-Company owned restaurants and lounge units, provided the presentation is made in the context of explaining how you derive management and incentive fees from these operations.

Food & Beverage Hospitality Services Business, page 7

13. Where you disclose management fee income during the last twelve months ended June 30, 2013, also disclose the actual management and incentive fee revenue for the year ended December 31, 2012 and the six months ended June 30, 2013 as disclosed in your historical financial statements. Please revise this disclosure throughout the filing.

STK is a Leading Brand with Global Appeal, page 8

14. In the third paragraph, you disclose run-rate revenue amount in the currency of the United Kingdom. Please revise to disclose this amount in U.S. Dollars, although we would not object if you also disclosed the foreign currency amount parenthetically. This comment also applies to the foreign currency amounts disclosed on pages 69 and 100.

Ability to Develop Bespoke Food & Beverage Hospitality Solutions for Our Clients, page 8

15. Please revise this section to provide more detail about your food offerings in general and how they differ for your STK brand and other restaurant concepts. Please also describe how the prices differ among your restaurant concepts.

Properties, page 12

16. In the first sentence of this section, you state that you do not own any properties. However, on page 31, you state that most of your restaurants and some of your food and beverage hospitality operations are located in premises that you lease (which implies that others are owned). Please clarify your disclosures in this regard.

17. In the table on page 13, please summarize separately those restaurants or locations that are (i) Company owned units and (ii) non-Company owned units. Also, please include the ownership interest in each of the restaurants or locations.

Risk Factors, page 17

Risks Related to Our Business, page 17

Our controls and procedures may fail or be circumvented, page 35

18. We note you disclose a material weakness in internal control over financial reporting related to financial reporting. Please expand your disclosure to specifically identify the material weakness in your financial reporting, such as insufficient accounting and/or financial reporting staff, lack of separation of duties, inexperience with complex accounting matters, etc. Please describe the material weakness and also disclose the remediation steps you have implemented or plan to implement to address the situation.

Risks Related to Our Securities, page 37

The shares of Common Stock issued in the Merger, page 44

19. In the second paragraph, please describe the calculation, or amount, of liquidated damages that would be required by the registration rights agreement entered into with the

holders of the shares of common stock issued in connection with the Merger and the October 2013 Private Placement.

Selected Consolidated Financial Data, page 47

20. In the penultimate sentence of the opening paragraph, please revise to clarify that the statements of income data are for the six months ended June 30, 2013, rather than for the quarters. Also clarify that only the balance sheet data as of June 30, 2013 has been derived from the unaudited consolidated financial statements included elsewhere in this Current Report, as the balance sheet data as of June 30, 2012 appears to be derived from financial statements not included in this Current Report.

21. Please revise the chronological order of the columnar data in the table, and elsewhere in the filing as applicable, to be consistent with the order of the financial statement periods as presented in the financial statements at Exhibit 99.1. Refer to SAB Topic 11-E.

22. Please provide a footnote to the table as to the reasons of the restatement for the fiscal year ended December 31, 2011. In this regard, also describe the restatement adjustments.

23. For the per share data, please revise the tabular section heading on page 48 to indicate Pro Forma Per Share Data. Also, please revise the number of pro forma weighted average common stock outstanding to reflect 21,815,000 shares for all periods presented and expand footnote (1) to the table to describe the basis of determining this number, which we assume to be the legal share structure of the accounting acquiree, Committed Capital Acquisition Corporation, giving effect to the merger but not including the 3,110,075 shares issued in the October 2013 Private Placement.

24. In addition, solely for the year ended December 31, 2012 and the six months ended June 30, 2013, please provide supplementary pro forma earnings per share data giving effect to the 3,110,075 shares issued in the October 2013 Private Placement. In Note 3(h) of Exhibit 99.2, please expand to disclose your computation in arriving at the 21,815,000 shares used in basic and diluted earnings per share.

Management's Discussion and Analysis, page 49

Overview, page 49

25. Please disclose anticipated dates of opening restaurants in Miami and Washington, D.C.

Key Financial Terms and Metrics, page 52

Costs and Expenses, page 52

26. Please expand your discussion of Management and royalty fees on page 53 to describe the types of management services paid to outside third parties at certain of your units. In addition, please explain the nature of the royalty fees you pay and how it differs from the management fees.

27. For the discussion of Equity in (income) loss of subsidiaries, please expand to disclose the names and ownership percentages of your significant equity method investees included in this category.

Adjusted Net Income, page 55

28. Please expand the narrative to disclose that Adjusted Net Income is a non-GAAP measure that is supplemental to the primary GAAP measure of net income. Please disclose that your calculation of this non-GAAP measure may not be comparable to that reported by other companies.

29. Refer to the table reconciliation of Net income to Adjusted Net Income. Please revise or explain in footnote (2) why the amounts for the line item Discontinued operations adjustment do not agree with the similar line item shown in the EBIDTA to Adjusted EBITDA reconciliation table.

Results of Operations, page 56

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012, page 58

30. Please delete the last sentence in the discussion paragraph of General and administrative costs, pertaining to these costs as a percentage of total system-wide revenues, as such is a non-GAAP percentage measure of your GAAP operating expenses. This comment is also applicable to the year-end discussions of general and administrative expenses.

31. See your discussion of Pre-opening expenses. For each interim and annual period presented, please disclose the number of units opened and temporarily or permanently closed during the respective periods and the number of units in operation at period end.

32. See your discussion of Equity in (income) loss of investee companies. Please discuss the reasons for the significant turnaround in equity (income) loss in your investment in the Bagatelle unit in New York City. Please advise of your consideration given to providing summarized condensed financial information of this equity investee in your financial statements.

33. See your discussion of Other expense (income). With regards to the one-time termination fee of $5.0 million received in the six months ended June 30, 2012, please indicate in the paragraph discussion of revenues whether or not you will provide food and beverage services to The Perry Hotel in Miami when it reopens or whether your operations will be limited solely to owning and operating the STK restaurant within the hotel. In addition, disclose the previous contract term of the terminated food and beverage contract with The Perry Hotel and the reasons why the contract was terminated. As we note your disclosure that the fee was paid in 2012, indicate, if true, that you have no contingent obligations remaining. Please reconcile this disclosure with that in Note 16 of Exhibit 99.1 that the fee was paid as consideration for including an amendment in the service agreement with the landlord of STK Miami Services.

34. See your discussion of Discontinued operations. Please expand to disclose whether the closed company-owned venues in New York and Las Vegas have been sold or abandoned, or are held for sale as of June 30, 2013, and similarly for those closed venues at December 31, 2012 and 2011. In this regard, explain to us why the balance sheets at June 30, 2013, December 31, 2012 and 2011, do not disclose any assets or liabilities of discontinued operations or either assets held for sale.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 60

35. Refer to your discussion of Loss from discontinued operations, net of taxes. We note from the statements of cash flows on page 7, and Note 1 on page 16 of Exhibit 99.1, that you recorded impairment charges of $5,133,552 for the year ended December 31, 2012 and reflected the amount as a component of discontinued operations. Please expand your MD&A discussion to specifically disclose the amount of this impairment charge and to disclose that approximately $5.0 million represented 100% impairment of the property and equipment for BBCLV which owned a restaurant known as Bagatelle in Las Vegas, Nevada. Disclose that BBCLV was formed by you in March 2012 and ceased operations in July 2013.

36. Refer to your discussion of Pre-opening expenses. Please expand to explain why pre-opening costs were not similar in fiscal year 2012 compared to fiscal 2011, as the disclosure under Unit Operating Expenses on page 60 discloses that two new units were opened in 2012.

Liquidity and Capital Resources, page 64

Other Notes Payable, page 68

37. We note your disclosure that various demand loans and promissory notes will be repaid in conjunction with the Merger. Please specifically disclose the source of the funds to repay these notes. In addition, please advise where the $500,000 debt forgiveness in exchange for property on December 31, 2012 is reflected in the financial statements.

Also, in Note 6 of Exhibit 99.1, please disclose the name of the investment entity held by you and the percentage exchanged. Disclose the amount of any gain or loss recognized in the exchange.

38. For each loan described in this section please name the "member" or "relative of a member" with whom you entered into various demand loans, demand notes, loan agreements, or promissory notes. Please also confirm that you have filed all material agreements as exhibits to your filing.

Contractual Obligations, page 69

39. Please update the data in this table to your most recent balance sheet included in the filing of June 30, 2013. Also, please revise the table to separately list your contractual obligations such as member loans, notes payable, line of credit, other long-term debt, and also to include in the table the amount of expected interest payments on fixed and variable debt, and any material purchase commitments.

Executive Compensation, page 88

Summary Compensation Table, page 88

40. Please revise your summary compensation table to follow the format outlined in Item 402(n) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 99

41. Please address whether you have a policy for dealing with related party matters or conflicts of interest.

Related Party Indebtedness, page 99

42. Please disclose the principal amount of the promissory note described in the first paragraph on page 100.

Acquisition of JEC II, LLC Interests, page 101

43. Please disclose the approximate dollar value of the amount involved in the transaction described in this section. Refer to Item 404(a)(3) of Regulation S-K.

Market Price of and Dividends of Common Equity, page 103

Market Information, page 103

44. It appears that footnote (3) is for a period from January 1, 2013 through March 30, 2013, not April 1, 2013 through June 30, 2013. Please revise.

Dividends, page 104

45. We note your disclosure that you have not paid any cash dividends on common stock. We also note your disclosure on page 65 that you made distributions to members. Please revise for consistency or advise.

Recent Sales of Unregistered Securities, page 105

46. Please disclose the aggregate amount of consideration received for the sales of unregistered securities listed in the last paragraph on page 105. Refer to Item 701(c) of Regulation S-K.

Change in Auditor, page 112

47. Refer to your disclosure of One Group's change in accountants on July 25, 2013 whereby they dismissed CohnReznick LLP and engaged Grant Thornton, LLP. Similar to the Exhibit 16.2 letter from Grant Thornton, LLP provided in the filing, please also have CohnReznick LLP provide a letter indicating whether or not they agree with your disclosures concerning them in the Reverse Merger Form 8-K. See Item 3.04(a)(3) of Regulation S-K.

Exhibit 99.2 Pro Forma Financial Statements

48. Please clarify in the sixth paragraph that the audited and unaudited historical financial statements of Committed Capital Acquisition Corporation are not included in this Form 8-K.

49. In the ninth paragraph, please reconcile that the transaction calls for $12,500,000 to be paid in cash with disclosure elsewhere in the Form 8-K that the amount is $11,750,000. Please revise or explain the $750,000 difference.

Note 2. Pro Forma Adjustments and Assumptions for Business Combination

50. Please expand your narrative in Note 1 to disclose that 2,000,000 of the 12,631,000 common shares are being held in an escrow account to secure certain potential adjustments to the merger consideration and certain potential indemnification obligations.

Please tell us the consideration given to ASC 718-10-S99 for accounting for the escrow shares.

51. In addition, please disclose the contingent consideration of up to $14,100,000 in payments to the TOG Members and the Liquidating Trust and the circumstances concerning its payment. As the exercise of the Parent Warrants are not within your control, please tell us the consideration given to including this liability in your pro forma financial statements and reflecting the impact of the common shares to be issued upon exercise of the warrants in your computation of pro forma earnings per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: via E-mail
        Jeffrey Schultz, Esq.